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                             December 15, 2022

       Bruce Lewis
       Controller
       Biglari Holdings Inc.
       19100 Ridgewood Parkway, Suite 1200
       San Antonio, Texas 78259

                                                        Re: Biglari Holdings
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2022
                                                            Filed November 4,
2022
                                                            File No. 001-38477

       Dear Bruce Lewis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended September 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       20

   1. Please revise to supplement your disclosure with analysis of underlying reasons for changes in results. For
example, we note that insurance losses increased as a percent of premiums earned for
First Guard and Southern Pioneer.
       Form 10-K for Fiscal Year Ended December 31, 2021

       Notes to Consolidated Financial Statements, page 32

   2. Please tell us your consideration of providing insurance disclosures required by ASC 944, specifically ASC
944-40-50-3 and 50-4B through 50-4H.
 Bruce Lewis
Biglari Holdings Inc.
December 15, 2022
Page 2
Note 19. Supplemental Oil and Gas Disclosures (Unaudited), page 51

3. Please expand your disclosure to provide the information relating to the costs incurred for property acquisition, exploration, and development activities. Refer to FASB ASC 932-
         235-50-18.
4.       We note disclosure on page 51 indicating you determined that the
Company had
         significant oil and gas producing activities during the year ended December 31, 2021 in
         accordance with ASC 932    Extractive Activities-Oil and Gas.    Refer
to the requirements
         in Item 1201(a) and expand the information relating to Southern Oil to provide the disclosures specified in Items 1202 through 1208 of Regulation S-K.

5. We note you determined that the Company did not have significant oil and gas producing activities during the years ended December 31, 2020 and 2019. Please provide us the rational in reasonable detail supporting your conclusion.
Estimated Quantities of Proved Oil and Natural Gas Reserves, page 51

6. Please expand your disclosure of proved reserves, and the changes therein, expressed as barrels of oil equivalent to clarify the basis for converting your natural gas volumes to equivalent barrels of oil (e.g. the number of cubic feet of natural gas per barrel of oil equivalent). Refer to Instruction 3 to Item 1202(a)(2) of Regulation
S-K.

7. Please expand the presentation of your proved developed reserves and proved undeveloped reserves by individual product type to include the net quantities as of the beginning of the period presented, e.g. as of December 31, 2020.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or
John
Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Abe Friedman, Staff Accountant, at (202) 551-8298 or
Lyn Shenk, Branch Chief, at (202) 551-3380 with any other questions.



FirstName LastNameBruce Lewis                                 Sincerely,
Comapany NameBiglari Holdings Inc.
                                                              Division of
Corporation Finance
December 15, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName